SENIOR SECURITIES OF GOLDMAN SACHS BDC, INC.

Information about GSBD's senior securities is shown in the following table as of December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014. The report of GSBD's independent registered public accounting firm, PricewaterhouseCoopers LLP, on the senior securities table as of December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 is attached as an exhibit to this prospectus. There were no senior securities outstanding as of December 31, 2013 and December 31, 2012. GSBD has entered into the Merger Agreement with MMLC and certain other parties thereto. The Merger is currently anticipated to be completed during the second quarter of 2020, and is subject to certain closing conditions, including stockholder approvals. The information in the following table does not give effect to the Merger. This information about GSBD's senior securities should be read in conjunction with GSBD's audited and unaudited consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Goldman Sachs BDC, Inc."

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities [1]	Asset Coverage per Unit [2]	Involuntary Liquidating Preference per Unit [3]	Average Market Value per Unit [4]
		(In thousands)		
Revolving Credit Facility [5]				
September 30, 2019 (Unaudited)	$ 576.83	$ 1,933.35	—	N/A
December 31, 2018	$ 509.42	$ 2,062.21	—	N/A
December 31, 2017	$ 431.25	$ 2,328.75	—	N/A
December 31, 2016	$ 387.75	$ 2,323.00	—	N/A
December 31, 2015	$ 419.00	$ 2,643.56	—	N/A
December 31, 2014	$ 350.00	$ 2,641.66	—	N/A
December 31, 2013	$ —	$ N/A	—	N/A
December 31, 2012	$ —	$ N/A	—	N/A
Convertible Notes due 2022 [6]				
September 30, 2019 (Unaudited)	$ 155.00	$ 1,933.35	—	N/A
December 31, 2018	$ 155.00	$ 2,062.21	—	N/A
December 31, 2017	$ 115.00	$ 2,328.75	—	N/A
December 31, 2016	$ 115.00	$ 2,323.00	—	N/A
Foreign Currency Forward Contracts [7]				
September 30, 2019 (Unaudited)	$ 1.91	$ 1,933.35	—	N/A
December 31, 2018	$ 3.90	$ 2,062.21	—	N/A

(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) The Asset Coverage per Unit listed in the table shown is calculated in the manner required by statute and does not reflect certain factors that may affect the valuation of, or a holder's ultimate recovery on, an investment in senior securities, including (i) contractual priority in rights of payment, (ii) the collateral underlying certain senior securities and the value of such collateral, and (iii) structural subordination. Asset coverage per unit (a) for secured senior securities is the ratio of the carrying value of GSBD's total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of secured senior securities representing indebtedness; and (b) for unsecured senior securities, is inclusive of all senior securities. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness. As of September 30, 2019, GSBD's asset coverage per unit as calculated with respect to its aggregate secured senior securities was $2,459.26.

(3) The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The "-" in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(4) Not applicable because such senior securities are not registered for public trading.